SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-72879-18

Washington Mutual Mortgage Securities Corp.

(Exact name of registrant as specified in its charter)

75 North Fairway Drive

Vernon Hills, Illinois 60061

(847) 549-6500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PNC Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-1

(Title of each class of securities covered by this Form)

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-2

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-3

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-4

WaMu Mortgage Pass-Through Certificates, Series 2001-5

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-6

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-7

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-8

Washington Mutual Mortgage Securities Corp. Mortgage Pass-Through Certificates, Series 2001-9

WaMu Mortgage Pass-Through Certificates, Series 2001-AR1

WaMu Mortgage Pass-Through Certificates, Series 2001-AR2

WaMu Mortgage Pass-Through Certificates, Series 2001-AR3

WaMu Mortgage Pass-Through Certificates, Series 2001-AR4

WaMu Mortgage Pass-Through Certificates, Series 2001-AR6

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-MS10

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-MS11

WaMu Mortgage Pass-Through Certificates, Series 2001-S8

WaMu Mortgage Pass-Through Certificates, Series 2001-S9

WaMu Mortgage Pass-Through Certificates, Series 2001-S10

WaMu Mortgage Pass-Through Certificates, Series 2001-S11

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-AR1

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-MS12

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-MS14

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2001-MS15

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

______________________________

Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ] Rule 12h-3(b)(1)(ii)  [ ]

Rule 12g-4(a)(1)(ii)  [ ] Rule 12h-3(b)(2)(i)  [ ]

Rule 12g-4(a)(2(i)  [ ] Rule 12h-3(b)(2)(ii)  [ ]

Rule 12g-4(a)(2)(ii)  [ ] Rule 15d-6  [ ]

Rule 12h-3(b)(1)(i)  [x]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 1/28/2002

By:

-----------------------------------

RICHIE MOORE

SECOND VICE PRESIDENT